MERIDIAN WASTE SOLUTIONS, INC.

ONE GLENLAKE PARKWAY NE, SUITE 900

ATLANTA, GA 30328

January 30, 2018

Pamela A. Long

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meridian Waste Solutions, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 4, 2018
File No. 001-13984

Dear Ms. Long:

By letter dated January 26, 2018, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Meridian Waste Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Information Statement on Schedule 14C filed on January 4, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	We note your disclosure that the majority stockholder holding 53.8% of the voting equity approved by written consent the actions set forth in your Information Statement. We note that Series D and Series E Preferred Stock require the consent of the holders of at least 75% of the shares of their respective share class in order to make proposed amendments to the Series D and Series E Preferred Stock. It does not appear from your disclosure that the consent of the holders of at least 75% of the shares of Series D and Series E Preferred Stock was obtained. Please advise.

Response: The Company has received the required approval of the holders of the shares of Series D Preferred and Series E Preferred. The Company’s Amended Preliminary Information Statement on Schedule PRER14C (the “Amended 14C”) reflects receipt such approval.

2.	Please revise your disclosure to provide a detailed description of the specific changes that are being made to the Series D and Series E Preferred Stock. Additionally, please include as an appendix to your Information Statement a copy of your Certificate of Incorporation, as amended, marked to show the changes you propose to make. Please see Item 12 of Schedule 14A.

Response: The disclosure in the Amended 14C has been revised to reflect the specific changes to the designations of the Series D Preferred Stock and Series E Preferred Stock, with such proposed amended portions of the Company’s Certificate of Incorporation included in Appendix 1 and Appendix 2 to show such changes.

Security Ownership of Certain Beneficial Owners and Management, page 6

3.	Please provide all of the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applied to you per Item 1 of Schedule 14C. Please note that Item 403 requires disclosure with respect to beneficial owners of more than five percent of “any class of the registrant’s voting securities.” In this regard, we note that you have not disclosed the beneficial ownership of all of your preferred stock. In revising the beneficial ownership table, please ensure that you disclose the natural persons who have or share voting or investment power over any entities included in the table.

Response: The beneficial ownership table in the Amended 14C has been revised to reflect the above comments and otherwise be brought current.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Jeffrey Cosman

Jeffrey S. Cosman

Chief Executive Officer

Meridian Waste Solutions, Inc.

One Glenlake Parkway NE, Suite 900

Atlanta, GA 30328